SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                                FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.


                    Commission File Number 1-01035

            Boeing North American, Inc. (formerly known as
                  Rockwell International Corporation)
        (Exact name of registrant as specified in its charter)

                       2201 Seal Beach Boulevard
                   Seal Beach, California 90740-8250
                            (310) 797-2020
          (Address, including zip code, and telephone number,
  including area code, of registrant's principal executive offices)


                  7-5/8% Notes due February 17, 1998
                  8-7/8% Notes due September 15, 1999
                  8-3/8% Notes due February 15, 2001
                  6-3/4% Notes due September 15, 2002
                  7-7/8% Notes due February 15, 2005
                     6-5/8% Notes due June 1, 2005
       (Title of each class of Securities covered by this Form)


      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)      [ ]         Rule 12h-3(b)(1)(i)       [X]

Rule 12g-4(a)(1)(ii)     [ ]         Rule 12h-3(b)(i)(ii)      [ ]

Rule 12g-4(a)(2)(i)      [ ]         Rule 12h-3(b)(2)(i)       [ ]

Rule 12g-4(a)(2)(ii)     [ ]         Rule 12h-3(b)(2)(ii)      [ ]

                                     Rule 15d-6                [X]


Approximate number of holders of record as of the certification or notice date: Fewer than 300 in the case of each issue of debt securities set forth above.

Pursuant to the requirements of the Securities Exchange Act of 1934 Boeing North American, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  December 19, 1996             By: /s/ Douglas P. Beighle
                                        -----------------------------
                                             Douglas P. Beighle
                                               Vice President